SEC FILE NO. 001-33383
CUSIP NUMBER 86800U104

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2019

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant:
Super Micro Computer, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):
980 Rock Avenue
City, State and Zip Code:
San Jose, California 95131

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Super Micro Computer, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2019 (the “2020 Q1 Form 10-Q”) in a timely manner without unreasonable effort or expense. As previously announced, the Company has been unable to file its Annual Report on Form 10-K for the fiscal year ended June 30, 2019 (the “2019 Form 10-K”), Annual Report on Form 10-K for the fiscal year ended June 30, 2018 (the “2018 Form 10-K”), Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 (the “2018 Q1 Form 10-Q”), Quarterly Report on Form 10-Q for the quarter ended December 31, 2017 (the “2018 Q2 Form 10-Q”), Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 (the “2018 Q3 Form 10-Q”), Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 (the “2019 Q1 Form 10-Q”), Quarterly Report on Form 10-Q for the quarter ended December 31, 2018 (the “2019 Q2 Form 10-Q”), and Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 (the “2019 Q3 Form 10-Q”, and collectively with the 2019 Form 10-K, 2018 Form 10-K, the 2018 Q1 Form 10-Q, the 2018 Q2 Form 10-Q, the 2018 Q3 Form 10-Q, the 2019 Q1 Form 10-Q, the 2019 Q2 Form 10-Q, and the 2020 Q1 Form 10-Q, the “Delinquent Reports”). On May 17, 2019, the Company filed each of its Annual Report on Form 10-K for the fiscal year ended June 30, 2017, its Amendment No. 1 to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, its Amendment No. 1 to its Quarterly Report on Form 10-Q for the quarter ended December 31, 2016 and its Amendment No. 1 to its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 (the “May 17, 2019 Filings”). The Company is currently in the process of preparing its financial statements that will be contained in the remainder of its Delinquent Reports.

The delay in preparing the Company’s financial statements primarily relates to (i) the magnitude of work that the Company has to complete to prepare its financial statements that will be contained in the remainder of its Delinquent Reports, and most notably in its 2018 Form 10-K and 2019 Form 10-K and (ii) the time and resources expended by the Company to complete the May 17, 2019 Filings. The Company intends to file the Delinquent Reports as soon as it is able.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kevin Bauer	(408)	503-8000
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☐ Yes ☒ No

The Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, the Quarterly Report on Form 10-Q for the quarter ended December 31, 2017, the Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, the Annual Report on Form 10-K for the fiscal year ended June 30, 2018, the Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, the Quarterly Report on Form 10-Q for the quarter ended December 31, 2018, the Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, and the Annual Report on Form 10-K for the year ended June 30, 2019, have not yet been filed.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐  Yes ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in Part III of this report, the Company has not completed the preparation of its financial statements to be included in its 2019 Q1 10-Q. Accordingly, the Company is currently unable to make a reasonable estimate of any changes in results of operations compared to the financial results for the corresponding quarter in the last fiscal year.

The statements included in this Form 12b-25 that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although we believe the expectations and forecasts reflected in our forward-looking statements are reasonable, we can give no assurance they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Factors that could cause actual results to differ materially from expected results include the results and finalization of the Company’s financial statements, audit and reviews, together with those described under Risk Factors in our filings with the U.S. Securities and Exchange Commission.

Super Micro Computer, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 12, 2019	By:	/s/ KEVIN BAUER
Kevin Bauer Senior Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)